SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rocket Fuel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

773111109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 773111109		13G

1.	Names of Reporting Persons MDV IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         This percentage is calculated based on 46,993,632 shares of the Issuer’s stock outstanding (as of July 31, 2017), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 773111109		13G

1.	Names of Reporting Persons Ninth MDV Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)         This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         This percentage is calculated based on 46,993,632 shares of the Issuer’s stock outstanding (as of July 31, 2017), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 773111109		13G

1.	Names of Reporting Persons William Ericson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         This percentage is calculated based on 46,993,632 shares of the Issuer’s stock outstanding (as of July 31, 2017), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 773111109		13G

1.	Names of Reporting Persons Jonathan Feiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)         This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         This percentage is calculated based on 46,993,632 shares of the Issuer’s stock outstanding (as of July 31, 2017), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

Introductory Note:  This Statement on Schedule 13G is filed on behalf of 1) MDV IX, L.P. (“MDV”), a limited partnership organized under the laws of the State of Delaware; 2) Ninth MDV Partners, L.L.C. (“Ninth”), a limited liability company organized under the laws of the State of Delaware and the General Partner of MDV; 3) William Ericson, a director of the Issuer and a managing member of Ninth; and 4) Jonathan Feiber, a managing member of Ninth; in respect of shares of Common Stock of Rocket Fuel Inc.

Item 1(a).	Name of Issuer: Rocket Fuel Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1900 Seaport Blvd., Redwood City, California 94063

Item 2(a).	Name of Person Filing: MDV IX, L.P. Ninth MDV Partners, L.L.C. William Ericson Jonathan Feiber
Item 2(b).	Address of Principal Business Office or, if none, Residence: 777 Mariners Island Blvd., Suite 550, San Mateo, CA 94404
Item 2(c).	Citizenship: All entities were organized in Delaware. The individuals are all United States citizens.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 773111109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)

MDV IX, L.P.	0	0	0	0	0	0	0%

Ninth MDV Partners, L.L.C. (1)	0	0	0	0	0	0	0%

William Ericson (1)	0	0	0	0	0	0	0%

Jonathan Feiber (1)	0	0	0	0	0	0	0%

(1)         Ninth MDV Partners, L.L.C. serves as the general partner of MDV IX, L.P.  William Ericson and Jonathan Feiber serve as managing members of Ninth MDV Partners, L.L.C.

(2)         This percentage is calculated based on 46,993,632 shares of the Issuer’s stock outstanding (as of July 31, 2017), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

MDV IX, L.P.		NINTH MDV PARTNERS, L.L.C.

By:	Ninth MDV Partners, L.L.C.,	By:	/s/ Johnathan Feiber
	its General Partner		Name: Jonathan Feiber
Title: Managing Member
By:	/s/ Johnathan Feiber
Name: Jonathan Feiber
Title: Managing Member

	/s/ Johnathan Feiber		/s/ William Ericson
	Jonathan Feiber		William Ericson

EXHIBITS

A:                                   Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Rocket Fuel Inc. is filed on behalf of each of us.

Dated:  February 14, 2018

MDV IX, L.P.		NINTH MDV PARTNERS, L.L.C.

By:	Ninth MDV Partners, L.L.C.,	By:	/s/ Johnathan Feiber
	its General Partner		Name: Jonathan Feiber
Title: Managing Member
By:	/s/ Johnathan Feiber
Name: Jonathan Feiber
Title: Managing Member

	/s/ Johnathan Feiber		/s/ William Ericson
	Jonathan Feiber		William Ericson